UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements.  Words such as “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Forward-looking statements relating to the proposed transaction discussed below (the “Transaction”) include, but are not limited to: statements about the benefits of the Transaction involving FlatWorld Acquisition Corp. (“FlatWorld”, the “Company,” “we,” “our” or “us”) and Orchid Island Capital, Inc. (“Orchid Island”), including future financial and operating results; FlatWorld’s and Orchid Island’s plans, objectives, expectations and intentions; the expected timing of completion of the Transaction; and other statements relating to the Transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. If any of the risks, factors or uncertainties materialize or if any assumptions prove incorrect, results could differ materially from those expressed by such forward-looking statements. With respect to the Transaction, these factors include, but are not limited to: the risk that more than 825,000 ordinary shares of the  Company will be validly tendered by our shareholders and not properly withdrawn prior to the expiration date of the Company’s previously announced and commenced tender offer (the “Tender Offer”), which would cause us to be unable to consummate the proposed Transaction with Orchid Island; the risk that governmental and regulatory review of the Tender Offer documents may delay the Transaction with Orchid Island or result in the inability of the Transaction to be consummated by September 9, 2012, resulting in our liquidation in accordance with our charter (unless such period is otherwise extended), and the length of time necessary to consummate the proposed Transaction; the risk that a condition to consummation of the merger of Orchid Island with and into our subsidiary (the “Merger”) may not be satisfied or waived; the risk that the anticipated benefits of the Transaction may not be fully realized or may take longer to realize than expected; disruption from the Transaction making it more difficult for Orchid Island to maintain relationships with lenders; as well as relevant risks detailed in FlatWorld’s filings with the Securities and Exchange Commission (the “SEC”), including the Schedule TO that FlatWorld has filed with the SEC in connection with the Tender Offer.  FlatWorld’s reports filed or to be filed with the SEC are and will be available at the SEC's website at http://www.sec.gov. Forward-looking statements included in this report speak only as of the date of this report.  We undertake and assume no obligation, and do not intend, to update our forward-looking statements, except as required by law.

Management Conference Call and Road Show Materials

On August 1, 2012, FlatWorld and Orchid Island held a joint conference call with respect to the Transaction, a script of which is attached hereto as Exhibit 99.1.

A copy of the materials to be presented to certain existing and potential shareholders of FlatWorld in connection with the Transaction is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

August 2, 2012	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President

Exhibit Index

Exhibit Number	Description

99.1	Script of joint conference call held on August 1, 2012
99.2	Presentation Materials

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